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$77,395 Goal $10,000
112 Backers

Moonray

Windows

by Element 115
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Moonray Fig Campaign Welcome

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Supported platforms

Windows


MOONRAY


MOONRAY
Official Trailer

















Campaign Successful
$77,395
of $10,000 goal
773% of Goal
Total
$77K
Fig Funds
$73K
Pledges
$4K
Post-campaign total: $90,245
112 Backers
Succeeded Aug 9, 2020 11am
Dark Souls meets Salvador Dali Read More
PC Gamer
Praise for Moonray

The Goal is the amount expected to be needed

The abstract wasteland pulses, synchronizing with the rhythm of a cinematic electronic soundtrack and creating a menacing, hypnotic atmosphere. [Read More]
VGChartz
Praise for Moonray

[illegible] made during the campaign. [illegible] agreed to with the developer.

RewardsAboutGame InfoUpdates (3)FAQ Comments (2)Invest
Invest!
Register to Invest

Interested in investing in Fig and receiving shares that track Fig's right to revenue for Moonray? Deal terms and other details available here.

Learn more about investing.
Reward
$25
Alpha Unit

68 Backers
Get access to our alpha development build at the end of the campaign, your name in the in-game credits, digital wallpaper and a special VIP Fig-Backer role on our Discord server.
Rewards

- Digital copy of game
- Access to Alpha build via Discord
- Your Name in Credits
- Fig Backer Role on Discord

Estimated Delivery: Q3 2020
Reward
$50
Gamma Prime

43 Backers
Everything from the Alpha Unit bundle + special digital soundtrack + digital art book + special in-game item #1 and #2. The in-game items will be one special character shader and one special character upgrade
Rewards

- Digital copy of the game
- Access to Alpha build via Discord
- Your Name in Credits
- VIP Fig-backer role on Discord
- Digital Wallpaper
- Digital soundtrack
- Digital Artbook
- In-game item #1
- In-game item #2

Estimated Delivery: Q4 2020
Reward
$225
Epsilon Star

1 Backer
Everything from the Gamma Prime bundle + special player character skin and a physical copy of the soundtrack on vinyl!
Rewards

- Digital copy of the game
- Access to Alpha build via Discord
- VIP Fig-backer role on Discord
- Your Name in Credits
- Digital Wallpaper
- Digital soundtrack
- Digital Artbook
- In-game item #1
- In-game item #2
- Special character skin
- Vinyl Soundtrack

Estimated Delivery: Q1 2021
Reward
$1,000
Zeta Lord

0 Backers
Get a custom-sculpted character skin that you can help design! Give yourself a totally unique look available only to you. Also get the soundtrack on vinyl
Rewards

- Digital copy of the game
- Access to Alpha build via Discord
- VIP Fig-backer role on Discord
- Your Name in Credits
- Digital Wallpaper
- Digital soundtrack
- Digital Artbook
- In-game item #1
- In-game item #2
- Vinyl Soundtrack
- Custom Character Sculpt

Estimated Delivery: Q1 2021

Moonray is a surreal 3rd-person action RPG set in a fantastical sci-fi world. Featuring intense combat, stunning visuals and a world-class soundtrack, battle your way through a beautiful and deadly world to recover the sacred element and regain control of the pl
Development Stage
Production

During the "Production Stage", initial development of the software is underway and designs and characters are being brought to life.

Supported platforms

Fluid Effects Incoming...

We're working on some wild things

[Read more]


MOONRAY
Welcome to the Moonray fundraising campaign!
By backing on Fig you will get access to the development alpha build of Moonray via Discord and an opportunity to join our private community.
We are raising funds to make the best possible game. Your support is really appreciated!


INTRODUCTION

Moonray is a 3rd-person action RPG set in a surreal sci-fi world. Explore a beautiful and deadly landscape on a quest to recover the sacred element and regain control of the planet It-Ao.

Featuring a world-class soundtrack by renowned producer Ten Walls and incredible story by comic artist virtuoso Grim Wilkins, Moonray is a stunning journey with intense combat and an unforgettable style.



Upgrade abilities, weapons and skills to survive the brutal onslaught of the cult. Fight through large, open spaces and tight, intricate corridors in a titanic struggle to recover the sacred element *miium*.

Explore a surreal, sci-fi landscape to unlock all of the hidden mysteries in *Moonray*.



The goal of this campaign is to secure funding to continue development and take the project to the next level


PC GAMER
"Darksouls meets Salvador Dali"
GEMATSU
"Souls-like hack 'n slash"
VGChartz
"The abstract wasteland pulses, synchronizing with the rhythm of a cinematic electronic soundtrack and creating a menacing, hypnotic atmosphere."
GAMERANT
" ...takes cues from Salvador Dali's surrealist paintings ... the strange natural, polygonal world is just his style. "
tsa
" surreal Souls-like"
BLEEDING COOL
"a Salvador Dali painting come to life"


FEATURES

Explore Stunning Environments

Moonray is full of dazzling, surreal environments. Take the fight to a fierce religious cult in the heart of their holiest shrine complex. Each world features a unique biome with the incredible religious architecture of the cult.



The element *miium* contains incredible power. The cult has unlocked many of its secrets, allowing it to create dazzling monuments, holy temples and shrines. The sacred element is their source of their strength, they use it to transform themselves into into strange and deadly beings bristling with fearsome weapons. Chunks of pure miium enhance their bodies and give them astonishing powers.



Beams are spread throughout the enormous levels, allowing fast travel to any unlocked areas and access to healing and upgrades.

Deep Upgrade System

Explore the incredible landscape thoroughly to find the resources needed to upgrade. The enemies will get very tough, very quickly... unlocking new strengths and abilities will be crucial to survival.

Three different categories of upgrades are available: upgrades to your character, to your weapons, and to the floating *vailx* that trail alongside you. The *vailx* are chunks of pure *miium* that provide extra offensive and defensive abilities, enhancing your ability to attack and survive and enabling you to develop a unique build and playing style.

Next-gen Musical Visual Effects

The world of *Moonray* is full of cutting-edge VFX and shaders that all pulse and move with the beat


Shader Grove v1

These advanced effects are tightly integrated into world-exploration and upgrades. These remarkable objects are emanations of the sacred element *miium* and signal that special collectibles, upgrades and pickups are near...



Shaders vary from liquid surfaces and pulsating foliage to mind-bending, dynamic, flowing objects.


Moonray // Desert Fight

All of the VFX react to music and pulse with the beat, creating a hynotic, captivating effect that will suck you into the extraordinary environments of *Moonray*.


MUSIC

Moonray features an intense, beautiful and haunting electronica soundtrack by world-renowned DJ/Producer Ten Walls. Over 3 hours of swelling chords and trance-inducing beats are the perfect complement to the other-worldly visuals and sensational environments.


TEN WALLS "LIGHTS FOR THE DREAMS" TOUR


STORY

Moonray is set in a surreal, very far-future world with a story written by comic artist Grim Wilkins. The story will be told in-game through comic panels.

Many millennia ago…

The Ur-being **Iltar** unlocked the secrets of the element *miium*. Mastery of the element gave her god-like powers but it was never enough. Over the centuries she completely conquered the galaxy, looking for every source of *miium* that she could find.

Channeling the awesome creative force of the element allowed her to mold planets, craft solar systems and create new lifeforms. She dominated the stars and reigned supreme for millennium after millennium.

But in one of the many worlds she had long forgotten about… a civilization stirred. Discovering the incredible possibilities of the element, they came to worship it and remember the creator that had shown them its true potential.

A cult arose, as thirsty for *miium* as **Iltar** herself.

Using the sacred element to mold themselves in the image of their god, they sought to gain the same powers she had long ago unlocked.

Eventually, **Iltar** awoke from her divine slumber. She sensed her control over *miium* was slipping.

Someone was looking for her.

Traveling to the cult's homeworld, she soon found herself trapped. The cult's power had grown strong indeed. Imprisoned and worshipped as an god by the masses, while the high priest and his acolytes attempted to uncover all of her secrets, she was helpless.

All was not lost, however. Secretly she created a new lifeform, one powerful enough to find and free her. The cult had grown strong and was rapidly advancing. Soon they would no longer have any need of her.

But if her new guardian could reach her time…


THIS IS THE ARAAR-AART GALAXY, SAID TO HAVE BEEN CREATED MILLENNIA AGO BY THE ALMIGHTY BEING ILTAR.
THE PLANET IT-AO, CRAFTED BY ILTAR USING THE ELEMENT MIIUM--A SUBSTANCE WHICH CAN BE MOLDED TO CREATE VIRTUALLY ANYTHING.
ON IT-AO, NEW LIFE IS TAKING FORM.


THE ELEMENT CAN BE FOUND ALL OVER THE GALAXY.
UNDER THE CONTROL OF A POWERFUL MIND, ELEMENT IS TWISTED AND WARPED.
AFTER A LONG SLUMBER, ILTAR HAS AWAKENED. SHE CRAFTS A NEW TOOL. THIS MISSION WILL BE DANGEROUS.


ROADMAP

'Swarm' Traversal Mode

You are an intelligent being, fashioned out of the sacred element by the goddess Iltar. Your potential is vast and it is up to you to develop all of your powers. One of the many abilities that miium provides is the power to change into a swarm of flying shards for limited periods of time. While you are incarnated as a swarm you will be able to explore the landscape more quickly and get out of danger more easily. Quickly fly to new areas and make sure you leave nothing behind.


Swarm v6

Vailx

Vailx are one of the upgrade paths available to the player. Vailx are the floating objects that trail alongside and behind you. These chunks of pure miium provide offensive and defensive abilities along with buffs. The number of vailx you can equip and the power of the vailx will be fully upgradeable.

But be careful, enemy characters are also equipped with their own vailx. Every encounter with an enemy might be different, depending on whether they have offensive or defensive vailx. But if you succeed in defeating them, you'll be able to steal and equip their vailx, along with finding new vailx spread throughout the levels.

Character Redesigns

Big changes are coming to the characters, including dynamic, flowing skin via advanced tessellated shaders.



As you upgrade the player character, your look will change entirely. Unlocking new strengths and abilities will also unlock animated and dynamic, flowing skin via next-gen dynamic tessellation shaders.

Non-humanoid enemies

Fantastic new enemies are in the works that will give the world a very strange and surreal feel. Stay tuned for clips coming soon...


CURRENT BUILD

The current build is stable and includes an early draft of the first level. Core gameplay features are in place, with upgradeable abilities, four enemy types and the first level boss.

Over 3 hours of music is ready along with the first round of VFX shaders, although many more are in development of course!

We have many changes in the works and level design in particular is something that is still evolving. The alpha build is probably at least 2-4 hours of gameplay, depending on your skill level and how much you need to upgrade.

The initial drafts of levels 2 and 3 are also complete and the biomes are finished: grasslands and forest. The essential architecture and level flow for each is complete. *These levels 2 and 3 are not yet part of the alpha build however, as the upgrade system needs to be further developed first*.

Disclaimer: the content shown here is ***alpha*** and may change significantly or be removed entirely from the final game. Not all content will necessarily be included in the final release of the game.

Backers: Backers of certain bundles will receive access to a development alpha build via our Discord server at the end of the campaign

Future: Our current plans are to release *Moonray* as an Early Access title on Steam in Q1 2021


TEAM

We are Element 115, a global team with a diverse set of backgrounds and perspectives. We come from all over the world and don't look just for people with game experience. We like to find out-of-the-box thinkers that look at things in a different way. We try to mix traditional game design with new ideas in order to come up with a fresh take on the classic action genre.

Our core team of 7 is supplemented with another larger group of collaborators.

Rodrigo E. // Founder / Art Director

Petr D. // Lead Programmer

Ten Walls // Music

Stan B. // Game Design

Stephane C. // Shaders & VFX

Karl Andreas G. // Architecture and sculpture

Marcus J. // Textures

Edmund L. // Animator

Grim W. // Story and comic




WHY FIG?

In order to truly bring our vision to life we need more resources for development and we need community feedback. We want to make a game that will be unlike any other game you've ever played. We have assembled are really talented and creative team and we're looking for your support in making it all happen.

We plan to release the game on Early Access through Steam in Q1 of 2021 with a full release by the end of 2021. Fig provides us with a way of raising funds and building our community without exposing the game to the general public before it's ready. Gamers can be very opinionated and we need your help to polish the game as much as possible before we release it into the wild...

	25$ Alpha Unit	50$ Gamma Prime	225$ Epsilon Star	$1000 Zeta Lord
Digital Copy (Game Keys)	△	△	△	△
Fig-Backer Role on Discord	△	△	△	△
Alpha Build Access on Discord	△	△	△	△
Your Name in the In-game Credits	△	△	△	△
Digital Wallpaper		△	△	△
VIP Fig-Backer Role on Discord		△	△	△
In-game Item #1		△	△	△
In-game Item #2		△	△	△
Digital Artbook		△	△	△
Digital Soundtrack		△	△	△
Exclusive Character Skin			△	△
Vinyl Soundtrack			△	△
Custom Character Skin				△

// visit our website MOONRAY.GAME

// follow us on Twitter

// check out our Discord

Frequently Asked Questions

- **Are there any plans for multiplayer?**

  We'd like to add co-op to the game at some point, but it will depend on our ability to raise funds and sell copies during the Early Access period. For the time being, this is a single player game only

- **How long is the campaign?**

  We are aiming for at least 15 hours of gameplay in the finished release. It may end up being more, but this is still very much in flux

- **When will Moonray be released?**

  We are aiming for an Early Access release on Steam in Q1 of 2021 and a full commercial release 12 - 18 months after that

- **What languages will Moonray be available in?**

  Initially just English although we do have plans to localize into at least Spanish, French, German and possibly Chinese at some point.

- **Which platforms will this be available on?**

  Initially this will be a PC game available through Steam and perhaps other PC platforms as well. After the full commercial launch at the end of 2021, we plan to port this to next-gen consoles

- **What do you think of UE5?**

  The tech demo was mind-blowing and as soon as we get our hands on it, we're going to evaluate whether moving the game to UE5 is feasible or not. We sure hope it is and that the upgrade path for UE4 projects to UE5 is not too crazy. We've been drooling over the new features and think UE5 will let us achieve the next level of visual fidelity that we're striving, for so we're going to consider it very, very hard.... For a game that's heavily based on crazy visuals, UE5 looks perfect, but changing engines is very risky and we have to think about it carefully. But rest assured, if it's at all feasible... ;)

- **Can I get my hands on the comic?**

  At some point, yes. Buying the commercial release will include a special version of the comic book story

Frequently Asked Questions

- **Are there any plans for multiplayer?**

  We'd like to add co-op to the game at some point, but it will depend on our ability to raise funds and sell copies during the Early Access period. For the time being, this is a single player game only

- **How long is the campaign?**

  We are aiming for at least 15 hours of gameplay in the finished release. It may end up being more, but this is still very much in flux

- **When will Moonray be released?**

  We are aiming for an Early Access release on Steam in Q1 of 2021 and a full commercial release 12 - 18 months after that

- **What languages will Moonray be available in?**

  Initially just English although we do have plans to localize into at least Spanish, French, German and possibly Chinese at some point.

- **Which platforms will this be available on?**

  Initially this will be a PC game available through Steam and perhaps other PC platforms as well. After the full commercial launch at the end of 2021, we plan to port this to next-gen consoles

- **What do you think of UE5?**

  The tech demo was mind-blowing and as soon as we get our hands on it, we're going to evaluate whether moving the game to UE5 is feasible or not. We sure hope it is and that the upgrade path for UE4 projects to UE5 is not too crazy. We've been drooling over the new features and think UE5 will let us achieve the next level of visual fidelity that we're striving, for so we're going to consider it very, very hard.... For a game that's heavily based on crazy visuals, UE5 looks perfect, but changing engines is very risky and we have to think about it carefully. But rest assured, if it's at all feasible... ;)

- **Can I get my hands on the comic?**

  At some point, yes. Buying the commercial release will include a special version of the comic book story

saohriso
I would like to upgrade my pledge to include the 'Special character skin' only (no vinyl).
Is this possible?
Reply Jul 31, 2020 | 10:03 PM
Mute User Delete

retcheto
developer
We added an option for this, do you see it? Let me know if there's any problem please, thanks!
Aug 7, 2020 | 01:40 PM
Mute User Delete
Invest!
Register to Invest

Interested in investing in Fig and receiving shares that track Fig's right to revenue for Moonray? Deal terms and other details available here.

Learn more about investing.
Reward
$25
Alpha Unit

---

68 Backers
Get access to our alpha development build at the end of the campaign, your name in the in-game credits, digital wallpaper and a special VIP Fig-Backer role on our Discord server.
Rewards

- Digital copy of game
- Access to Alpha build via Discord
- Your Name in Credits
- Fig Backer Role on Discord

Estimated Delivery: Q3 2020
Reward
$50
Gamma Prime

---

43 Backers
Everything from the Alpha Unit bundle + special digital soundtrack + digital art book + special in-game item #1 and #2. The in-game items will be one special character shader and one special character upgrade
Rewards

- Digital copy of the game
- Access to Alpha build via Discord
- Your Name in Credits
- VIP Fig-backer role on Discord
- Digital Wallpaper
- Digital soundtrack
- Digital Artbook
- In-game item #1
- In-game item #2

Estimated Delivery: Q4 2020
Reward
$225
Epsilon Star

---

1 Backer
Everything from the Gamma Prime bundle + special player character skin and a physical copy of the soundtrack on vinyl!
Rewards

- Digital copy of the game
- Access to Alpha build via Discord
- VIP Fig-backer role on Discord
- Your Name in Credits
- Digital Wallpaper
- Digital soundtrack
- Digital Artbook
- In-game item #1
- In-game item #2
- Special character skin
- Vinyl Soundtrack

Estimated Delivery: Q1 2021
Reward
$1,000
Zeta Lord

---

0 Backers
Get a custom-sculpted character skin that you can help design! Give yourself a totally unique look available only to you. Also get the soundtrack on vinyl
Rewards

- Digital copy of the game
- Access to Alpha build via Discord
- VIP Fig-backer role on Discord
- Your Name in Credits
- Digital Wallpaper
- Digital soundtrack
- Digital Artbook
- In-game item #1
- In-game item #2
- Vinyl Soundtrack
- Custom Character Sculpt

Estimated Delivery: Q1 2021
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Campaigns
Ultimate Rivals —gummybear 3 —Coming Soon!Pillars of Eternity II: Deadfire —Buy Fig Game Shares – Pillars of Eternity II!Amico —Preorder Available!Marauder —Open AccessARCANIUM: Rise of Akhan —Open Accessview more games...
CreatorsInvestAboutBlogHelp & FAQs
My AccountMy Games Library
Admin
Start a CampaignManage CompaniesValorous (Star Test)Flipping DeathSpellbreak TestFake GameAsh Test CampaignMoonray Open AccessSpeed BrawlPipit: Guardians of darkgateVane - TestAsh's Awesome Gummy Bear GameCampaignAgreementViewThe Bard's Tale IV on SwitchComa 2Ary and the secret of seasonsOff GridPotionomicsIn the BlackSpace Odyssey - The Video GameTesting testing testingUltimate RivalsMac n' SqueezeTest Campaign Jan 2021gummybear 3MoonrayFrozen FlameAmicoMarauderARCANIUM: Rise of AkhanChorus: An Adventure MusicalPut Em UpHomeworld 3Unexplored 2: The Wayfarer's LegacyPeglegOddworld: SoulstormVagrus - The Riven RealmsSoundfallJay and Silent Bob 2Xenosis: Alien InfectionEtherbornPig Eat BallWHAT THE GOLF?This Game's Got Ads!Unearned BountyCrazy JusticeVirgo Vs The ZodiacBounty BattleKnightOutTestCampaignFlash Point: Fire RescueSuperMegaFunTime - Greenlight ConceptShardPhoenix PointThief of ThievesSolstice Chronicles: MIAPillars of Eternity II: DeadfireSoloLittle BugKingdoms and CastlesTracklessWasteland 3Make SailTest Campaign 9000Consortium: The TowerJay and Silent Bob: Chronic Blunt PunchRock Band 4 PCTest CampaignPsychonauts 2Outer Wilds
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Developed by Element 115

ANTICIPATED RELEASE: 2021-11-01
PLATFORMS: MacWindows
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You may currently reserve an investment in a security of Fig Publishing, Inc. that will generate returns based on the revenues received by Fig Publishing for the sales of **Moonray**, if and when Fig Publishing becomes a co-publisher of the game and the game is developed and commercially released **(anticipated Q4 2021)**. The game is being developed by Element 115.

We are currently only collecting indications of interest, and the terms of the revenue sharing agreement with the developer and other details of this investment will be finalized if we receive sufficient interest from investors. We will notify those who have reserved shares by email if and when the offering for this security launches. At that time, an offering circular or memorandum that describes the security and revenue sharing agreement in more detail will be made available to you, and you will have the option to complete your reservation and invest. We may request additional documentation from you prior to completing your investment in order to comply with various banking and securities regulations, such as from your country of residence.

This offering will be made available to accredited investors, and may also be made available to non-accredited investors depending on how much interest we receive, and certain other factors. If we receive sufficient interest for this security, we will file with the U.S. Securities and Exchange Commission (SEC) to make this investment open to both accredited and non-accredited investors!

Security
: Fig Game Shares - Moonray

Game
: Moonray

Price Per Share
: $250

Maximum Amount of Offering
: $250,000

Use of Proceeds
: Fig's general working capital — we commit through the license agreement to provide the developer with a funding amount that correlates to the investment raised during the campaign

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